August 20, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Quigley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2009
File Number: 000-21617

Dear Mr. Rosenberg:

On behalf of The Quigley Corporation (the “Company”) we hereby transmit via EDGAR the following responses to the Staff’s comment letter of July 22, 2009.  We have also attached a letter from the Company including representations regarding its disclosure.  To assist your review, we have retyped the text of the Staff’s comments in bold face type.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1.  Business
Overview, page 10

1.
We note that your company refers to five specific customers that together account for a significant percentage of sales volume.  We further note that these top five customers represented 48% of your company’s consolidated gross revenue for the 2008 fiscal year.  To the extent that you have relationships that exceed 10% of revenue with any of these individual customers, please disclose this information in your Business section pursuant to item 101(c)(vii) of Regulation S-K.

Response:

For the fiscal years ended December 31, 2008, 2007 and 2006, gross revenues from Wal-Mart Stores, Inc., and Walgreen Co., as a percentage of consolidated gross revenues, were as follows:

Customer Name	Fiscal Year 2008	Fiscal Year 2007	Fiscal year 2006
Wal-Mart	13.5%	14.2%	12.6%
Walgreens	13.7%	13.4%	15.2%

We will provide this disclosure in future filings.

KELLS BUILDING • 621 N. Shady Retreat Road • PO Box1349 • Doylestown, PA 18901-1349 • U.S.A
Telephone: 215-345-0919 • Fax: 215-345-5920 • For information: www.quigleyco.com

2.
In your Business section, we note that you list a total of 33 U.S.  and foreign patents; and on page 10, you indicate some of these patents that have been assigned to the company.  Please provide us with the following disclosure:

a.	Identify who originated the patents,

b.	Who assigned the patents to the company,

c.	When the patents were assigned to the company,

d.	The material terms of any agreements related to the assignment of the patents; and please file these agreements as exhibits to your Form 10-K.

Additionally, to the extent that any other intellectual property or know-how were in-licensed or otherwise acquired, please disclose the material terms of the related in-licensing or acquisition agreements and file these agreements as exhibits to your Form 10-K.

Response:

The list of the 33 U.S. and foreign concepts and/or inventions, patent applications and patents that  are subject to an Agreement (defined below), were originated by Dr. Rosenbloom, Executive Vice President and Chief Operating Officer, Quigley Pharma Inc., (“Pharma”), a wholly-owned subsidiary of the Company prior to the date he became employed by The Quigley Corporation.

The 33 U.S. and foreign patents were assigned by Dr. Richard Rosenbloom, to the Company pursuant to the Agreement on Assignment and Compensation for Inventions (the “Agreement”).   The Agreement was executed between Dr. Richard Rosenbloom and the Company dated July 2, 2008.

The Agreement was filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009.

The Company has no other such agreements.

3.
We further note that you have referenced in your Business section that you procure the raw materials used in the production of your cold-remedy products from a single vendor, but you do not disclose the name of this vendor or the extent of your company’s production requirements being fulfilled by this vendor.  Please disclose this information in your Business section pursuant to item 101(c) of Regulation S-K.  In addition, please either file the related contracts as exhibits to your Form 10-K, or alternatively, provide us with a substantive analysis as to why your company is not substantially dependent upon the arrangements.

Response:

The single source vendor referenced in our Annual Report on Form 10-K was our wholly-owned subsidiary, Quigley Manufacturing Inc. (“QMI”).  Prior to October 2004, QMI was a third party contract manufacturer requiring the disclosure of a single source supplier.  As a consequence of the Company’s acquisition of QMI in October 2004, this disclosure is no longer pertinent.

In response to the Staff’s comment, we made the following disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2009 and we will provide similar disclosure in our future filings.

The primary revenue producing product of the Company’s cold remedy segment is the Cold-EEZE® zinc gluconate glycine lozenge product which is available in various flavors for purchase by the consumer at retail stores.  The Company also produces zinc private label lozenge products for sale to retail customers.  Net sales from zinc lozenge products accounted for 98.9% and 89.9% of the cold remedy segment net sales for the years ended December 31, 2008 and 2007, respectively.  These zinc lozenge products are manufactured by Quigley Manufacturing Inc., the Company’s wholly-owned subsidiary.  The constituent raw materials and packaging used in the manufacture and presentation of these items are procured from various sources with additional suppliers having been identified in the event that alternatives are required.  While the absence of a current raw materials or packaging source may cause short term interruption, identified alternative sources would fill the Company’s needs in a short time and any transition period would be mitigated by adequate levels of finished product available for sale.  Other products within the cold remedy segment such as Cold-EEZE® Sugarfree tablets, Kids-EEZE® Chest Relief and Immune Support Complex 10 are manufactured for the Company by third party contract manufacturers and while currently purchased from single sources do not constitute a material revenue risk to the Company if product availability was jeopardized.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 27

4.
Please revise your disclosure which discusses the terms of your sales return policy, including the amount of time after a sale in which the product can be returned, for what reasons a return is accepted and the form of the return (i.e.  credit issued, cash returned, product exchanged out of inventory for returned product).  If you exchange product out of inventory, disclose in your notes to financial statements how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting.  It also may be helpful to provide us an example showing the journal entries made.

Response:

In response to the Staff’s comment, we made the following disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2009 and we will provide similar disclosure in our future filings.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions.  Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenues and expenses of the Company.   The Company’s significant accounting policies are described in Note 2 of Notes to Condensed Consolidated Financial Statements included under Item 8 of this Part II.     However, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions.  The Company applies the principles of Statement of Financial Accounting Standard No. 48 “Revenue Recognition When Right of Return Exists”, relative to accounting for product returns.  These accounting estimates and disclosures have been discussed with the Audit Committee of the Company’s Board of Directors.  A discussion of the Company’s critical accounting policies, the judgments and uncertainties affecting their application and the likelihood that materially different amounts would be reported under different conditions or using different assumptions are as follows:

Sales Returns and Allowances

The Company is organized into three different but related business segments, cold remedy, contract manufacturing and ethical pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative incentive promotion costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to that specific segment. Traditionally, these provisions are not material to net income in the contract manufacturing segment. The ethical pharmaceutical segment does not have any revenues.

The primary product in the cold remedy segment, Cold-EEZE®, has been clinically proven to reduce the severity and duration of common cold symptoms. Accordingly, factors considered in estimating the appropriate sales returns and allowances for this product include it being (i) a unique product with limited competitors, (ii) competitively priced, (iii) promoted, (iv) unaffected for remaining shelf-life as there is no product expiration date, and (v) monitored for inventory levels at major customers and third-party consumption data.  The Company has recently added new products to the cold remedy segment such as Kids-EEZE® Chest Relief, ISC-10 immune product and Organix Organic Cough and Sore Throat Drops.  Each of these new products do carry shelf-life expiration dates for which the Company aggregates such new product market experience data and updates its sales returns and allowances estimates accordingly.

Currently, the Company does not impose a period of time within which product may be returned.  All requests for product returns must be submitted to the Company for pre-approval.  The main components of the Company’s returns policy are: the Company will accept returns  that are (i) due to damaged product that is un-saleable and such return request activity fall within an acceptable range, (ii) for products of the Company that have reached or exceeded designated expiration dates, (iii) in the event that the Company discontinues a product, the customer will have the right to return only such item that it purchased directly from the Company.  The Company will not accept return requests pertaining to customer inventory “Overstocking” or “Resets”.   The Company will only accept return requests for product in its intended package configuration.  The Company reserves the right to terminate shipment of product to customers who have made unauthorized deductions contrary to the Company’s Return Policy or pursue other methods of reimbursement. The Company compensates the customer for authorized returns by means of a credit applied to amounts owed or to be owed and in the case of discontinued product only, also by way of an exchange.  The Company does not have any significant product exchange history.

Additionally, as requested, the following forms of journal entries utilized by the Company to reflect general and specific return transactions generated by actual or anticipated product return activity are provided supplementally to the Staff:

1. General provision for	Dr. Returns expense (component of net sales)	$XXX
estimated future returns:	Cr. Accounts receivable return allowance		$XXX

2. Recognizing specific	Dr. Accounts receivable return allowance	$XXX
return transactions	Cr. Customer account receivable		$XXX
(where a provision has been booked)

Recognizing specific	Dr. Returns expense (component of net sales)	$XXX
return transactions	Cr. Customer account receivable		$XXX
(where a provision has NOT been booked)

5.	You have explained the increase in the return amount for the past two years as non-routine. Disclose why you believe the increase is non-routine and not a developing trend.

Response:

In response to the Staff comments, the following revised disclosure was incorporated into the recent filing of the Company’s Form 10-Q for the quarter ended June 30, 2009 and will be incorporated into future filings:

The increase in the 2008 return amount was principally due to non-routine returns of obsolete product and product mix realignment by certain of our customers.  This increase was largely related to returns or return reserves for new products of the Company which carry a shelf-life expiration date, whereas the Cold-EEZE® lozenge product does not have an expiry date and historically the lozenge product had been the primary constituent of cold remedy sales prior to the launch of the products that carry expiry dates.  While these factors resulted in higher returns to the Company in 2008 compared to previous years, future returns provisions will accommodate these changing components in evaluating product return reserves along with recognizing evolving changes in the complexion of the Company’s cold remedy products, particularly with the addition of products with expiry dates.

Results of Operations
Year ended December 31, 2008 compared with same period 2007, page 28

6.
Please revise your disclosure to explain your large increase in obsolete inventory during 2008 of approximately $830,000.  Please state which product(s) were considered obsolete and the expected effects on future financial position and results of operations of the product(s) going obsolete.

Response:

In response to Staff comments, the following provides additional information on a particular set of facts specific to circumstances existing at December 31, 2008 and 2007:

Product obsolescence provisions increased by approximately $830,000 at December 31, 2008 as compared to December 31, 2007.  This increase was principally due to (i) a charge of $510,000 for the ISC-10 product as a consequence of pending product expiration dates and (ii) a charge of $200,000 for inventory impairment in connection with QMI’s Elizabethtown facility planned closure in 2009.

No significant residual adverse impact to future financial position and results of operations is anticipated from either of these items.  Similar information to that provided in the response above will be disclosed in future filings where comparable circumstances exist.

Item 8.  Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page F-4

7.
It appears that your presentation of cash flows from discontinued operations does not meet the basic requirement in SFAS 95 to present cash flows as either an operating, investing, or financing activity.  Please revise your disclosure or explain to us how SFAS 95 supports aggregating net cash flows from discontinued operations into a single category.  This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2009.

Response:

We evaluated the materiality of the changes made to the Consolidated Statements of Cash Flows below on a quantitative and qualitative basis as compared to those Statements presented in the 2008 Form 10-K and the Form 10-Q for the quarterly period ended March 31, 2009.  We determined that the changes were not considered material since they did not change the total cash flows of the Company and did not change the trends presented on the cash flows from operations.  The following re-presentation of the Statements of Cash Flows in accordance with SFAS 95 is supplied supplementally to the Staff:

THE QUIGLEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
	Year Ended	Year Ended	Year Ended
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities:
Net loss	$(5,534,286)	$(2,458,337)	$(1,748,345)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Loss on asset impairment	100,000	-	-
Depreciation and amortization	745,386	996,161	1,326,920
Loss on the sales of fixed assets	26,925	19,737	-
Sales allowance and provision for bad debts	1,282,599	(297,777)	(340,726)
Inventory valuation provision	332,093	437,784	(680,290)
(Increase) decrease in assets and liabilities:
Accounts receivable	866,745	182,261	1,663,519
Inventory	1,478,533	(987,307)	318,250
Prepaid expenses and other current assets	80,405	(48,421)	365,754
Other assets	87,760	82,841	(69,282)
Accounts payable	155,976	(347,785)	113,829
Accrued royalties and sales commissions	(289,566)	328,439	451,048
Accrued advertising	(73,420)	(770,498)	(710,155)
Other current liabilities	(3,267,699)	1,551,304	266,421
Net cash (used in) provided by operating activities	(4,008,549)	(1,311,598)	956,943

Cash flows from investing activities:
Capital expenditures	(200,544)	(533,034)	(697,479)
Proceeds from the sale of fixed assets	16,698	-	118,276
Net cash flows used in investing activities	(183,846)	(533,034)	(579,203)

Cash flows from financing activities:
Principal payments on debt	-	-	(1,464,286)
Stock options and warrants exercised	63,909	173,155	1,958,135
Net cash provided by financing activities	63,909	173,155	493,849

Net (decrease) increase in cash and cash equivalents	(4,128,486)	(1,671,477)	871,589

Cash and cash equivalents at beginning of period	16,085,282	17,756,759	16,885,170

Cash and cash equivalents at end of period	$11,956,796	$16,085,282	$17,756,759

Supplemental disclosures of cash flow information:
Interest	$-	$-	$21,644
Taxes	$-	$-	$88,599

The following re-presentation of the Statements of Cash Flows for the 2009 Form 10-Q for the quarter ended March 31, 2009 is supplied supplementally to the Staff:

THE QUIGLEY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (REVISED)
(unaudited)

	Three Months	Three Months
	Ended March 31, 2009	Ended March 31, 2008
Cash Flows from operating activities:
Net loss	$(2,199,065)	$(1,569,450)
Adjustments to reconcile net loss to net cash
provided by (used in) continuing operations:
Depreciation and amortization	157,209	182,213
Loss on the sales of fixed assets	-	16,723
Sales allowance and provision for bad debts	(536,413)	(277,004)
Inventory valuation provision	(175,445)	(477,135)
Changes in operating assets and liabilities:
Accounts receivable	3,263,560	3,570,548
Inventory	(69,202)	976,286
Accounts payable	(402,902)	(60,386)
Accrued royalties and sales commissions	(157,632)	(297,172)
Accrued advertising	(213,903)	(172,262)
Other operating assets and liabilities, net	692,551	(1,708,495)
Net cash provided by operating activities	358,758	183,866

Cash flows from (used by) investing activities:
Capital expenditures	(71,327)	(12,025)

Net cash flows provided by (used in) investing activities	(71,327)	(12,025)

Cash flows from financing activities:
Stock options and warrants exercised	-	7,911
Net cash provided by financing activities	-	7,911

Net increase in cash and cash equivalents	287,431	179,752

Cash and cash equivalents at beginning of period	11,956,796	16,085,282

Cash and cash equivalents at end of period	$12,244,227	$16,265,034

Supplemental disclosures of cash flow information:
Interest	$-	$-
Taxes	$-	$-

We have incorporated the revised Statements of Cash Flows disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2009 and will conform to this presentation in future filings.

Notes to Consolidated Financial Statements
Note 13 - Income Taxes, page F-17,

8.
Please revise your reconciliation of the statutory federal income tax expense table to break out and separately identify each material individual permanent and other difference.  Explain the reason for material changes in the permanent and other differences amounts for the years presented.

Response:

We are supplementally providing the staff with the following detail to Note 13 – Income Taxes (2008 Form 10-K):

	2008	2007	2006
Permanent items:
Meals & Entertainment	$6,080	$4,546	$6,706
Officers' Life Insurance	36,533	36,533	36,533
Return to Accrual for Prior Year Permanent Items	26,639	46,307	45,270
Effective State Rate Adjustment (1)	(215,449)	-	(74,802)
Capital Loss Carry-forward Utilization (2)	(441,640)	-	(280,097)
Deductions for Stock Options (3)	-	545,806	(506,580)
	$(587,837)	$633,192	$(772,970)

(1)	This item represents an adjustment to the overall effective state tax rate due to the addition of multi-jurisdiction tax filings, with recent additions having higher tax rates.

(2)	This item represents the utilization for tax purposes of prior year capital losses.

(3)
This item relates to tax deductions taken by the Company for Stock Options exercised by grantees that were not expensed for financial reporting purposes (vested prior to the adoption of SFAS 123(R) and the  true-up between years resulting from the Company having a tax year ending September 30th and a calendar fiscal year.

We will provide this level of detail in our future filings.

Item 9A(T).  Controls and Procedures, page 34

9.
In accordance with paragraph b of Item 308T of Regulation S-K, please confirm to us that there was no change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13 a-15 or §240.15d-15 of this chapter that occurred during your last fiscal quarter (the fourth quarter in an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2009.  Please revise your disclosure in future filings to provide this information.

Response:

We confirm that there was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13 a-15 or Rule 15d-15 that occurred during our last fiscal quarter (the fourth quarter in an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We also confirm that there was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13 a-15 or Rule15d-15 of this chapter that occurred during our first quarter ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

The Company will revise the disclosure in its future filings to provide the requested information.

Item 15.  Exhibits
General

10.
We note that you have not included as exhibits, nor incorporated by reference, any of the employment agreements related to your named executive officers.  We further note that on July 2, 2008, your company entered into an agreement with Dr. Richard Rosenbloom whereby your company agreed to compensate Dr. Rosenbloom for assigning to the company, the entire right, title and interest in and to Dr. Rosenboom’s concepts and/or inventions made prior to the date he became and employee of The Quigley Corporation.  Pursuant to item 601(b)(10)(ii)(A) of Regulation S-K, please either file or incorporate by reference in your next 10-Q all employment agreements and compensation agreements of your named executive officers.

Response:

There were no employment agreements in place between the Company’s named executives and the Company at the time of filing the Company’s 2008 Form 10-K.  The Company has entered into two employment agreements with two of its executives which were consummated on August 18, 2009.  These employment agreements were filed as an Exhibit to a Form 8-K on August 19, 2009.

The Agreement between the Company and Dr. Rosenbloom has been filed as an Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Exhibits 31.1 and 31.2

11.
The executive certifications you have filed as exhibits to your Form 10-K do not contain the exact certification wording required by item 601(b)(27)-(30) of Regulation S-K.  Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting.  This comment also applies to the certifications filed with your Form 10-Q for the quarterly period ended March 31, 2009.

Response:

Conforming Exhibits 31.1, 31.2, 32.1 and 32.2 have been filed with the Company’s Form 10-Q for the quarter ended June 30, 2009, and future filings will conform to the correct certification presentation.

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
Summary Compensation Table, page 9

12.
We note that the determination of performance-based incentive compensation for your executive officers has historically been based upon sales, profit and stock price performance.  Further to your summary compensation table, we note that the payout of bonuses in 2007 and 2006 was based upon “specified sales and net income goals,” but that the threshold levels for these goals were not quantified.  We also note that since threshold levels were not achieved, none of your named executive officers received performance-based incentive compensation for 2008.  However, you should still disclose the established threshold and target levels for all company, departmental or business unit and individual goals or performance criteria.  Please provide us with draft disclosure for your 2009 proxy statement that provides the following:

a.	All corporate, business unit or departmental and individual performance criteria,

b.	The established threshold and target levels of achievement for each criteria, quantifying them to the extent they are quantifiable,

c.	An explanation of how the level of achievement will affect actual bonuses paid, and,

d.	Confirmation that you will disclose the actual levels of achievement.

Response:

Based on the current status of the Company, following is a sample of the proposed 2009 proxy statement in preparation for the 2010 Annual Meeting of Stockholders:

For the year ended December 31, 2009, the Company did not establish operating performance based bonus incentives due to the Company’s disappointing operating performance in 2008 and recent management changes.  Historically, the Company’s performance-based incentive compensation was based on certain pre-determined net sales amounts and net income percentage levels  being  achieved  by  the  Company  as  measured  against  pre-set  goals. There  were  no performance based incentive payments made for 2008.  A summary of the performance levels that were in place for 2008 are:

2008 Company Performance Goals	Officer Payout % Ranges*	Non-Officer Payout % Ranges*
Net Sales Range - $33m to $116m	6.25% - 100%	4.0% - 50%
Adjusted Net Income % Range - 2.0% to 21.0%	6.25% - 100%	4.0% - 50%
* Payout percentages were based on employee’s base compensation in the year

The Board of Directors of the Company was replaced following the Company’s 2009 Annual Meeting and a new Compensation Committee was established.  The new Compensation Committee may set incentive programs or thresholds during 2009.

The Company maintained a Share Based Bonus Payment compensatory incentive program for the year ended December 31, 2009.  The purpose of this incentive program was to reward certain Officers and Directors for the appreciation in value of the Company’s common stock price per share and thereby increasing stockholder value.  The criteria of this bonus payment was, that the Officers and Directors would receive 10% of their respective annualized base compensation or annualized fees, per calendar quarter, for each incremental $2 increase in the Company’s closing stock price as measure on the last trading day of each quarter.  The Company’s stock price, at the close of business on December 31, 2008 of $4.00, was established as the closing stock price against which future quarter-ending stock market price would be measured as a basis of bonus calculation.

The filing of the 2009 proxy in preparation for the 2010 Annual Meeting of Stockholders will conform to the disclosure outlined above.

13.
We further note that you do not provide any description of whether or not your company engages in any benchmarking of total compensation for your named executive officers.  Please provide us with draft disclosure for your 2009 proxy statement that contains a comprehensive discussion of benchmarking addressing the following issues:

a.	Whether the Committee uses benchmarking in setting each major component of executive compensation, and, if so,

b.	The peer group companies and related data they use, and

c.	How they use this information in the process of setting executive compensation for each component in which benchmarking is a factor.

Response:

Based on the current status of the Company, following is a sample of the proposed 2009 proxy statement in preparation for the 2010 Annual Meeting of Stockholders:

Historically, there has not been a formal benchmarking process in place to set total executive compensation.  Additionally, there is no indication that the former Compensation Committee utilized any peer group or related data during the process of setting executive compensation.  The Company experienced a Proxy Contest during 2009 resulting in the removal of the incumbent Board of Directors at the May 20, 2009, Annual Meeting of Stockholders.     During the course of 2009, with the change in executive management, the services of an independent consultant firm has been engaged to advise the Compensation Committee of the Board of Directors regarding executive compensation levels and methods.  The consulting firm will assist the Compensation Committee in establishing compensation levels for the Company’s Executives after considering various benchmarking and other methodologies.

14.
In your Compensation Discussion and Analysis, we note that your CEO and CFO recommend compensation to the Compensation Committee for all participating officers.  However, your discussion is unclear as to whether this also refers to compensation of the CEO and CFO themselves.  Please provide us with draft disclosure of your 2009 proxy statement which includes a discussion of the process for setting CEO and CFO compensation, and whether or not the CEO and CFO recommend compensation for themselves to the Compensation Committee.

Response:

Based on the current status of the Company, following is a sample of the proposed 2009 proxy statement in preparation for the 2010 Annual Meeting of Stockholders:

Any recommendation by the former CEO or CFO, on their own behalf or on the behalf of the other, was not binding on the Compensation Committee as the Compensation Committee has the authority to unilaterally determine executive compensation.  The Board of Directors of the Company was replaced at the May 20, 2009 Annual Meeting as a consequence of a Proxy Contest.    In the future, the Compensation Committee of the new Board will have the benefit of an independent consulting resource to assist with setting compensation levels for the Company’s Executives.

15.
In your Compensation Discussion and Analysis, we further note that the base salary levels of your named executive officers are reviewed annually as part of the Company’s performance review process.  However, we note that you do not discuss what the performance review process was and what decisions were made about base salary in 2009 based upon 2008 executive performance.  Please provide us with disclosure relating to your Compensation Committee’s performance review process for your named executive officers’ 2008 performance reviews, the results of this review process and the decisions regarding executive base salary that were made based upon these results.  For your future proxy statements, we ask that you include disclosure comparable to the information being asked for you to provide us; and please provide confirmation that you will do so.

Response:

We are providing the following supplemental information in response to your comment pertaining to the performance review process and confirm that we will include comparable disclosure information in future proxy statements.

As a consequence of the results of the Proxy Contest, the change in executive management of the Company and the Company not having input from the former Compensation Committee members, our insight into the review process and decisions made in connection with the performance review process for the named executive officers, the results of this review process and the decisions regarding executive base salary is limited.  We believe that the 2009 compensation levels of the former named executive officers were set based on prior performance review.  This is due to the fact that the base compensation for both the CEO and the COO  were reduced in 2009 over 2008 by approximately 18%.  Net sales for 2008 were significantly reduced comparable to 2007 levels and losses were significantly increased during the same period.

We believe that a formal benchmarking process was not employed during the executive compensation review process in setting compensation levels for the named executive officers prior to the Proxy Contest.

16.
We note that you do not provide any narrative description as to the material terms of each of your named executive officer’s employment agreements.  Pursuant to item 402(o) of Regulation S-K, please provide us with draft disclosure for your 2009 proxy statement which includes this information.

Response:

We will include the required information in the 2009 proxy statement in preparation for the 2010 Annual Meeting of Stockholders preparation.

There were no employment agreements in place between the Company’s named executives and the Company at the time of filing the Company’s 2008 Form 10-K.  The Company has entered into two employment agreements with two of its executives which were consummated on August 18, 2009.  These employment agreements were filed as an Exhibit to a Form 8-K on August 19, 2009.

Certain Relationships and Related Transactions, page 12

17.
We note that you discuss the employment of an “individual related to the Company’s Chief Executive Officer” that earned an aggregate compensation in 2008 of $229,115.  Pursuant to item 404(a) of Regulation S-K, please identify this individual and state his/her relationship to your Chief Executive Officer; and please also file the related employment contracts.

Response:

The individual was Mr. Albert Piechotta, the son-in-law of the Company’s former Chief Executive Officer.  Mr. Piechotta is no longer employed by the Company and there never has been an employment contract between Mr. Piechotta and the Company.

Please note that we have provided the representations requested by the Staff in a letter attached hereto.

*  *  *  *

If you have any questions or comments with respect to the Company’s responses, please contact the undersigned at (215) 345-0919, our attorneys, Mr. Aron Izower at (212) 549-0393 or Mr. Herb Kozlov at (212) 549-0241.

Sincerely,

/s/ Gerard M. Gleeson
Gerard M. Gleeson
Chief Financial Officer

cc:	United States Securities and Exchange Commission
Dana Hartz, Staff Accountant
Don Abbott, Review Accountant
Bryan Pitko, Staff Attorney
Jeffrey Riedler, Assistant Director

The Quigley Corporation
Ted Karkus, Chief Executive Officer
Robert V. Cuddihy, Jr., Chief Operating Officer

Reed Smith LLP
Herbert F. Kozlov, Esq.
Aron Izower, Esq.

August 20, 2009
Via EDGAR and US First Class Mail
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Quigley Corporation
Form 10-K for the fiscal Year Ended December 31, 2008
Filed March 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2009
File Number:  000-21617

Dear Mr. Rosenberg:

In connection with our response to the Staff’s comments contained in the Staff’s letter of July 22, 2009 to Mr. Ted Karkus, Chief Executive Officer of The Quigley Corporation (the “Company”), the Company acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these representations, please contact me.

Very truly yours,

/s/ Gerard M. Gleeson
Gerard M. Gleeson
Chief Financial Officer
The Quigley Corporation

KELLS BUILDING • 621 N. Shady Retreat Road • PO Box1349 • Doylestown, PA 18901-1349 • U.S.A
Telephone: 215-345-0919 • Fax: 215-345-5920 • For information: www.quigleyco.com